June 22, 2018

Katherine Hsu
Office Chief
Office of Structured Finance
United States Securities and Exchange Commission
100 F Street, N.E.
 Washington, DC 20549
Re:
COMM 2014-CCRE14 Mortgage Trust
COMM 2014-CCRE20 Mortgage Trust
COMM 2015-CCRE23 Mortgage Trust
COMM 2015-LC19 Mortgage Trust
COMM 2015-LC21 Mortgage Trust
Forms 10-K and Form 10-K/A for Fiscal Year Ended December 31, 2017
Filed March 16, 2018, March 19, 2018, March 20, 2018 and June 8, 2018
File Nos. 333-184376-11, 333-193376-12, 333-193376-18, 333-193376-15 and 333-193376-19

Dear Ms. Hsu:
We are counsel to Deutsche Mortgage & Asset Receiving Corporation (the “Registrant”) in connection with your letter dated May 31, 2018 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission.  We responded to the Comment Letter in our letter to you dated June 7, 2018 (the “Response Letter”).  We now respond to your letter dated June 11, 2018 (the “Second Comment Letter”) transmitting additional comments of the Staff relating to the above-captioned Forms 10-K and Form 10-K/A (collectively, the “Filings”).  We have reviewed the Second Comment Letter and the Filings, and we have discussed the comments contained in the Second Comment Letter with representatives of the Registrant.
For your convenience, the Staff’s comments are repeated in italics below, followed by the responses of the Registrant.
Assessments of Berkeley Point Capital LLC
Exhibit 33.9 to Form 10-K of COMM 2014-CCRE20 Mortgage Trust
Exhibit 33.7 to Form 10-K of COMM 2015-CCRE23 Mortgage Trust
Exhibit 33.7 to Form 10-K of COMM 2015-LC19 Mortgage Trust
Exhibit 33.7 to Form 10-K of COMM 2015-LC21 Mortgage Trust

1.	We note your response to prior comment 3. Please amend each Exhibit 33 to include the correct version of Berkeley Point’s servicer assessment report.

Anna Glick      Tel  212 504 6309      Fax  212 504 6666       anna.glick@cwt.com

Today we completed filing amended Annual Reports on Form 10-K/A to include the correct version of Berkeley Point’s servicer assessment report.
Please contact me with any questions you have regarding the foregoing.

Very truly yours,

/s/ Anna H. Glick

Anna H. Glick

cc:	Lulu Cheng, Esq, Securities and Exchange Commission Helaine M. Kaplan (Deutsche Mortgage & Asset Receiving Corporation)

Anna Glick      Tel  212 504 6309      Fax  212 504 6666       anna.glick@cwt.com